VERSARTIS, INC.

September 4, 2018

VIA EDGAR AND FEDEX

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attention:	Dorrie Yale Erin Jaskot Suzanne Hayes

Re:	Acceleration Request of Versartis, Inc.
Registration Statement on Form S-4 (File No. 333-226594)

Dear Ms. Yale:

Versartis, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-4, as amended, to become effective on Wednesday, September 5, 2018, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable.

Thank you for your assistance. If you should have any questions, please contact Kenneth Guernsey of Cooley LLP, counsel to the Registrant, at (415) 693-2091.

Very truly yours,

VERSARTIS, INC.

/s/ Kevin Haas
Kevin Haas
Vice President, Finance